JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

May 5, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295– Post-Effective Amendment No. 475

Dear Ms. White:

This letter is in response to the comments you provided on Post-Effective Amendment No. 475 (“PEA 475”) to the Registration Statement for JPMorgan Trust I (the “Trust”) with respect to the Class A, Class C, Class I, and Class R6 Shares of the JPMorgan Global Bond Opportunities Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or about May 15, 2017. The filing will include all share classes of the Fund, including Class T Shares, which were registered subsequent to PEA 475. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

GENERAL COMMENTS

1.	Comment: Please confirm that the class identifiers for the Select Class Shares will be changed on the EDGAR system at the time the class name is changed to Class I Shares as of April 3, 2017.

Response: The EDGAR system has been updated to reflect that Select Class Shares became Class I Shares on April 3, 2017.

PROSPECTUS COMMENTS – ALL SHARE CLASSES

Fee Tables and Examples

2.	Comment: Please confirm that fee waivers will be in effect for at least one year beyond the date of the prospectus and, if they are subject to recoupment, please disclose this provision in the footnote.

Response: The Fund confirms the noted fee waivers will be in effect “for no less than one year from the effective date of the Fund’s registration statement” as required by Instruction 3(e) to Item 3 of Form N-1A. In addition, the Fund confirms that, under the terms of the expense limitation agreements, the service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

3.	Comment: If the Class I Shares will be used as “clean” shares, please modify the narrative explanation to the examples, similar to the disclosure required for Exchange-Traded Funds, to indicate that investors may pay brokerage commissions on their purchases and sales of Fund shares which are not reflected in the example.

Response: We are not currently aware that the Class I Shares are used as “clean” shares. If, in the future, certain brokers decide to use the Class I Shares as “clean” shares pursuant to the interpretive letter to the Capital Group (Jan. 11, 2017), the narrative disclosure will be updated to explain that certain investors purchasing Class I Shares may be subject to costs (including customary brokerage commissions) charged by their brokers.

Main Investment Strategies

4.	Comment: The prospectus discloses that the Fund will invest at least 80% of its Assets in bonds. Are derivatives currently included in the calculation to meet the Fund’s 80% test under Rule 35d-1 and if so, how are they valued?

Response: Derivatives currently are not included in the numerator for purposes of determining compliance with the Fund’s policy to invest at least 80% of its Assets in bonds.

5.	Comment: The prospectus discloses as follows:

Under normal circumstances, the Fund will invest at least 80% of its Assets in bonds. “Assets” means net assets plus the amount of borrowings for investment purposes. Under normal circumstances, the Fund will invest at least 40% of its total assets in countries other than the United States (Non-U.S. Countries) unless the adviser determines, in its sole discretion, that conditions are not favorable. If the adviser determines that conditions are not favorable, the Fund may invest under 40% of its total assets in Non-U.S. Countries provided that the Fund will not invest less than 30% of its total assets in Non-U.S. Countries under normal circumstances except for temporary defensive purposes.

Please indicate in correspondence if derivatives are included in making these calculations and if so, describe how they are valued.

Response: Derivatives currently are not included for purposes of determining the percentage that the Fund has invested in countries other than the United States.

Main Risks

6.	Comment: The Risk/Return Summary for the Fund includes “Geographic Focus Risk” and “Industry and Sector Focus Risk.” If the Fund will focus in an industry, sector, or geographic region, please disclose the associated strategy and specific risks associated with that industry or sector.

Response: The Fund does not currently intend to focus its investments in a particular sector, industry or geographic region but certain investments used by the Fund as part of its principal investment strategy may be impacted by the performance of various sectors, industries or regions. The Fund believes that the types of investments that the Fund uses as part of its principal strategy and the risks associated with these investments are already disclosed in the Risk/Return Summary and therefore additional disclosure should not be added. For example, the Risk/Return Summary includes separate risk disclosure including “European Market Risk,” “Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk,” and “Sovereign Debt Risk”.

More About the Fund

7.	Comment: On Page 10, disclosure under Investment Risks includes the following sentence:

“Please note that each Fund also may use strategies that are not described herein, but which are described in the “Investment Practices” section later in the prospectus and in the Statement of Additional Information.

Please move this disclosure under Investment Strategies rather than Investment Risks.

Response: The disclosure will be moved and the reference to “each Fund” will be changed to “the Fund.”

Additional Risks

8.	Comment: The “Convertible Securities Risk” disclosure references contingent convertible securities (“CoCos”). Please explain supplementally what percentage of assets the Fund intends to invest in CoCos.

Response: While the Fund may invest up to 10% of its assets in CoCos, the Fund currently invests less than 2% in CoCos and expects that its investments in CoCos will typically comprise less than 5% of the Fund’s assets at the time of purchase. To the extent that the Fund intends to increase its allocation to CoCos or use such investments as part of its principal investment strategy, the Fund would take steps to ensure that it has appropriate risk disclosure relating to the investment.

Investing with J.P. Morgan Funds – All Share Classes

9.	Comment: Under Financial Intermediary Compensation on page 23 of the Class A, C, and Select Class Prospectus and page 21 of the Class R6 Share prospectus, it directs shareholders to visit the website or call the 1-800 number to obtain “information.” It is unclear what information this is referring to. Please consider moving this disclosure under Networking and Sub-Transfer Agency Fees.

Response: The disclosure in the Class A, C, and Select Class prospectus indicates that shareholders may also visit the website or call the 1 800 number to obtain information “regarding sales charges and the reduction, and elimination or waiver of sales charges on Class A and Class C Share of the Funds.” Because this information is also available in the prospectus, we will revise the disclosure as provided below (changes redlined):

“To obtain information regarding sales charges and the reduction, and elimination or waiver of sales charges on Class A and Class C Shares of the Funds, see below, visit www.jpmorganfunds.com or call 1-800-480-4111.”

The disclosure in the Class R6 prospectus is in the section entitled “Financial Intermediary Compensation.” In order to provide further clarity, the disclosure will be revised as follows:

“The following section describes the types of compensation paid to Financial Intermediaries for the sale of Fund shares and related services. ~~To obtain information~~You may also visit www.jpmorganfunds.com or call 1-800-480-4111 for information concerning Financial Intermediary Compensation.”

Investing with J.P. Morgan Funds – Class A, C and Select (Now Class I) Shares

10.	Comment: Please consider deleting footnote 7 on page 22.

Response: We respectfully disagree. We believe that the footnote provides relevant information to shareholders that established a systematic investment plan prior to March 1, 2015.

11.	Comment: On page 24 under Select Class Shares, please disclose here or where appropriate that Select Class Shareholders may be required to pay a commission to their brokers.

Response: We are not currently aware that the Class I Shares (formerly Select Class Shares) are used as “clean” shares. If, in the future, certain brokers decide to use the Class I Shares as “clean” shares pursuant to the interpretive letter to the Capital Group (Jan. 11, 2017), the disclosure will be updated to explain that certain investors purchasing Class I Shares may be subject to costs (including customary brokerage commissions) charged by their brokers.

12.	Comment: On page 34 under Minimum Account Balance, please disclose the minimum account balance. The disclosure also references “employees.” Please clarify the disclosure to reference “JPMorgan employees.” Finally, please clarify that the CDSC referenced in the disclosure only applies to Class C Shares.

Response: The Fund will add the reference to “JPMorgan employees.” With respect to the other proposed changes, we respectfully disagree. The required minimum investment amount is included in the chart in “Choosing a Share Class” earlier in the prospectus along with a footnote referencing the “Minimum Account Balance” section for more information. Therefore, we respectfully disagree that the additional information is also required in the “Minimum Account Balance” section. In addition, as the CDSC disclosure may also apply to certain redemptions of Class A shares, we believe the current disclosure should not be revised.

INVESTING WITH J.P. MORGAN FUNDS — CLASS R6 SHARES

13.	Comment: Page 20 includes a heading “Choosing A Share Class.” Please consider deleting as the only Class offered in the prospectus is Class R6.

Response: We respectfully disagree. The disclosure provides that the Fund “may offer other classes of shares not included in this prospectus that have different expense levels, performance and eligibility requirements from the share class offered in this prospectus.” We believe the current disclosure is helpful to shareholders as it signals there are other share classes available for the Fund.

INVESTMENT PRACTICES

14.	Comment: The “Investment Practices” table includes instruments which are not discussed elsewhere in the prospectus as part of the Fund’s investment strategy. Please consider moving items included in the Investment Practices table not otherwise discussed in the prospectus to the SAI.

Response: We respectfully decline to make this change. The goal of the table is to provide an overview of the range of investments that the Fund may use regardless of whether such investments are used as part of the Fund’s principal investment strategy or not. Given the array of instruments that the Fund may use, we believe the table provides helpful summary information to shareholders who want more information about the types of securities the Fund may use.

STATEMENT OF ADDITIONAL INFORMATION

15.	Comment: The SAI provides that the fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies. With respect to concentration, it is the staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.)

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary